Exhibit 99.2

This appendix is available as an online form
Only use this form if the online version is not available *+Rule 2.8, 3.10.3A to 3.10.3D*

Appendix 2A

Application for quotation of +securities

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

If you are an entity incorporated outside Australia and you are seeking quotation of a new class of +securities other than CDIs, you will need to obtain and provide an International Securities Identification Number (ISIN) for that class. Further information on the requirement for the notification of an ISIN is available from the Create Online Forms page. ASX is unable to create the new ISIN for non-Australian issuers.

**Denotes minimum information required for first lodgement of this form, with exceptions provided in specific notes for certain questions. The balance of the information, where applicable, must be provided as soon as reasonably practicable by the entity.*

Part 1 – Entity and announcement details

Question no	Question	Answer
1.1	*Name of entity We (the entity here named) apply for +quotation of the following +securities and agree to the matters set out in Appendix 2A of the ASX Listing Rules.[1]	Mesoblast Limited
1.2	*Registration type and number *Please supply your ABN, ARSN, ARBN, ACN or another registration type and number (if you supply another registration type, please specify both the type of registration and the registration number).*	ABN 68 109 431 870
1.3	*ASX issuer code	MSB
1.4	*This announcement is *Tick whichever is applicable.*	☒ A new announcement ☐ An update/amendment to a previous announcement ☐ A cancellation of a previous announcement
1.4a	*Reason for update *Answer this question if your response to Q 1.4 is an update/amendment to previous announcement.*	
1.4b	*Date of previous announcement to this update *Answer this question if your response to Q 1.4 is an update/amendment to previous announcement.*	
1.4c	*Reason for cancellation *Answer this question if your response to Q 1.4 is "A cancellation of a previous announcement"*	

[1] Appendix 2A of the Listing Rules includes a warranty that an offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or 1012C(6) of the Corporations Act. If you are in any doubt as to the application of, or the entity's capacity to give, this warranty, please see ASIC Regulatory Guide 173 *Disclosure for on-sale of securities and other financial products* and consult your legal adviser.

+ See chapter 19 for defined terms
5 June 2021 Page 1
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This appendix is available as an online form Appendix 2A Application for quotation of +securities + See chapter 19 for defined terms 5 June 2021 Page 2 ME_216857313_1 1.4d *Date of previous announcement to this cancellation Answer this question if your response to Q 1.4 is “A cancellation of a previous announcement” 1.5 *Date of this announcement 28 December 2023 Part 2 – Type of issue Question No. Question Answer 2.1 *The +securities to be quoted are: Select whichever item is applicable. If you wish to apply for quotation of different types of issues of securities, please complete a separate Appendix 2A for each type of issue. ☒ +Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B ☐ +Securities issued under a +dividend or distribution plan ☐ +Securities issued, transferred or re- classified as a result of options being exercised or other +convertible securities being converted ☐ Unquoted partly paid +securities that have been fully paid up and are now to become quoted fully paid +securities Note: there is no need to apply for quotation of the fully paid securities if the partly paid securities were already quoted ☐ +Restricted securities where the escrow period has expired or is about to expire ☐ +Securities previously issued under an +employee incentive scheme where the restrictions on transfer have ceased or are about to cease ☐ +Securities issued under an +employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer ☐ Other [please specify] If you have selected ‘other’ please explain the circumstances of the issue here: 2.1a *Have the +securities to be quoted been issued yet? Yes 2.1a.1 *What was their date of issue? Answer this question if your response to Q2.1a is “Yes”. 28 December 2023 2.1a.2 *What is their proposed date of issue? Answer this question if your response to Q2.1a is “No”. 2.2a.1 *Date of Appendix 3B notifying the market of the proposed issue of +securities for which quotation is now being sought Answer this question if your response to Q2.1 is “Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B” 4 December 2023

This appendix is available as an online form Appendix 2A Application for quotation of +securities + See chapter 19 for defined terms 5 June 2021 Page 3 ME_216857313_1 2.2a.2 *Are there any further issues of +securities yet to take place to complete the transaction(s) referred to in the Appendix 3B? Answer this question if your response to Q2.1 is “Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B”. Yes 2.2a.2.1 *Please provide details of the further issues of +securities yet to take place to complete the transaction(s) referred to in the Appendix 3B Answer this question if your response to Q2.1 is “Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B” and your response to Q2.2a.2 is “Yes”. Please provide details of the proposed dates and number of securities for the further issues. This may be the case, for example, if the Appendix 3B related to an accelerated pro rata offer with an institutional component being quoted on one date and a retail component being quoted on a later date. The placement of Retail Entitlement Offer shortfall of up to 122,269,514 shares. Please note, the Directors reserve the right to issue these shares for a period of up to three months following the closing date of the Retail Entitlement Offer at a price no less than offered under the Retail Entitlement Offer. 2.2b.1 Date of Appendix 3A.1 lodged with ASX in relation to the underlying +dividend or distribution Answer this question if your response to Q2.1 is “Securities issued under a dividend or distribution plan”. 2.2c.1 Please state the number and type of options that were exercised or other +convertible securities that were converted (including their ASX security code) Answer this question if your response to Q2.1 is “Securities issued, transferred or re-classified as a result of options being exercised or other convertible securities being converted”. 2.2c.2 And the date the options were exercised or other +convertible securities were converted Answer this question if your response to Q2.1 is “Securities issued, transferred or re-classified as a result of options being exercised or other convertible securities being converted”. Note: If this occurred over a range of dates, enter the first date and last date of the period in which the options were exercised or convertible securities were converted. 2.2c.3 Is this all of the options or other +convertible securities on issue of that type (ie have all of those options now been exercised or have all of those convertible securities now been converted)? Answer this question if your response to Q2.1 is “Securities issued, transferred or re-classified as a result of options being exercised or other convertible securities being converted”. Yes or No Note: If you have answered “No”, consider whether you need to lodge an Appendix 3H with ASX notifying ASX of the cessation of some or all of the remaining options or other convertible securities under Listing Rule 3.10.E. This may the case, for example, if options have lapsed because they have passed their expiry date without being exercised, or convertible debt securities have been repaid or redeemed without being converted.

This appendix is available as an online form Appendix 2A Application for quotation of +securities + See chapter 19 for defined terms 5 June 2021 Page 4 ME_216857313_1 2.2c.4 The right of the holder of the options or other +convertible securities to receive the +underlying securities is being satisfied by: Answer this question if your response to Q2.1 is “Securities issued, transferred or re-classified as a result of options being exercised or other convertible securities being converted”. ☐ An issue of new +securities ☐ A transfer of existing +securities ☐ A reclassification of the +convertible securities as securities in the same class as the +underlying securities 2.2c.5 The underlying securities being received by the holder are: Answer this question if your response to Q2.1 is “Securities issued, transferred or re-classified as a result of options being exercised or other convertible securities being converted”. ☐ Already quoted by ASX ☐ Intended to be, but are not yet, quoted by ASX ☐ Are not, and are not intended to be, quoted by ASX 2.2c.6 Were the options being exercised or other +convertible securities being converted issued under an +employee incentive scheme? Answer this question if your response to Q2.1 is “Securities issued, transferred or re-classified as a result of options being exercised or other convertible securities being converted”. Yes or No 2.2c.7 *Are any of the options being exercised or other +convertible securities being converted held by +key management personnel (KMP) or an +associate? Answer this question if your response to Q2.1 is “Securities issued, transferred or re-classified as a result of options being exercised or other convertible securities being converted” and your response to Q2.2c.6 is “Yes”. Yes or No 2.2c.7.a *Provide details of the KMP or +associates who are exercising options or converting convertible securities. Answer this question if your response to Q2.1 is “Securities issued, transferred or re-classified as a result of options being exercised or other convertible securities being converted”, your response to Q2.2c.6 is “Yes” and your response to Q2.2c.7 is “Yes”. Repeat the detail in the table below for each KMP involved. If the options or other convertible securities are held by the KMP, repeat the name of the KMP or insert “Same” in “Name of registered holder”. If the options or other convertible securities are held by an associate of a KMP, insert the name of the associate in “Name of registered holder”. Name of KMP [200 characters] Name of registered holder [200 characters] Number of options being exercised or other +convertible securities being converted [16 characters] 2.2d.1 Please state the number and type of unquoted partly paid +securities (including their ASX security code) that have been fully paid up and that are now to become quoted on ASX Answer this question if your response to Q2.1 is “Partly paid securities that have been fully paid up and are now to become quoted fully paid securities”.

This appendix is available as an online form Appendix 2A Application for quotation of +securities + See chapter 19 for defined terms 5 June 2021 Page 5 ME_216857313_1 2.2d.2 And the date the +securities were fully paid up Answer this question if your response to Q2.1 is “Partly paid securities that have been fully paid up and are now to become quoted fully paid securities”. Note: If this occurred over a range of dates, enter the date the last of the securities was fully paid up. 2.2d.3 Is this all of the partly paid +securities on issue of that type (ie have all of those partly paid securities now been fully paid up)? Answer this question if your response to Q2.1 is “Unquoted partly paid securities that have been fully paid up and are now to become quoted fully paid securities”. Yes or No Note: If you have answered “No”, consider whether you need to lodge an Appendix 3H with ASX notifying ASX of the cessation of some or all of the remaining partly paid securities under Listing Rule 3.10.E. This may the case, for example, if partly paid securities that have not had the call paid by the due date will be cancelled. If you are an NL company, consider also whether you have notification obligations in relation to any forfeiture of the partly paid securities not paid up under Listing Rule 3.12. 2.2e.1 Please state the number and type of +restricted securities (including their ASX security code) where the escrow period has expired or is about to expire Answer this question if your response to Q2.1 is “Restricted securities where the escrow period has expired or is about to expire”. 2.2e.2 And the date the escrow restrictions have ceased or will cease Answer this question if your response to Q2.1 is “Restricted securities where the escrow period has expired or is about to expire”. Note: If this occurred over a range of dates, enter the date the last of the escrow restrictions has ceased or will cease. 2.2f.1 Please state the number and type of +securities (including their ASX security code) previously issued under the +employee incentive scheme where the restrictions on transfer have ceased or are about to cease Answer this question if your response to Q2.1 is “Securities previously issued under an employee incentive scheme where the restrictions on transfer have ceased or are about to cease”. 2.2f.2 And the date the restrictions on transfer have ceased or will cease: Answer this question if your response to Q2.1 is “Securities previously issued under an employee incentive scheme where the restrictions on transfer have ceased or are about to cease”. Note: If this occurred over a range of dates, enter the date the last of the restrictions on transfer has ceased or will cease.

This appendix is available as an online form Appendix 2A Application for quotation of +securities + See chapter 19 for defined terms 5 June 2021 Page 6 ME_216857313_1 2.2g.1 Please state the number and type of +securities (including their ASX security code) issued under the +employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer Answer this question if your response to Q2.1 is “Securities issued under an employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer”. 2.2g.2 *Please attach a document or provide details of a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms. Answer this question if your response to Q2.1 is “Securities issued under an employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer”. 2.2g.3 *Are any of these +securities being issued to +key management personnel (KMP) or an +associate Answer this question if your response to Q2.1 is “Securities issued under an employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer”. Yes or No 2.2g.3.a *Provide details of the KMP or +associates being issued +securities. Answer this question if your response to Q2.1 is “Securities issued under an employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer” and your response to Q2.2g.3 is “Yes”. Repeat the detail in the table below for each KMP involved in the issue. If the securities are being issued to the KMP, repeat the name of the KMP or insert “Same” in “Name of registered holder”. If the securities are being issued to an associate of a KMP, insert the name of the associate in “Name of registered holder”. Name of KMP [200 characters] Name of registered holder [200 characters] Number of +securities [16 characters] 2.2h.1 *Were the +securities issued for a cash consideration? Answer this question if your response to Q2.1 is “Other”. If the securities are being issued for nil cash consideration, answer this question “No”. Yes or No 2.2h.1.a *In what currency was the cash consideration paid? Answer this question if your response to Q2.1 is “Other” and your response to Q2.2h.1 is “Yes”. For example, if the consideration is being paid in Australian Dollars, state AUD.

This appendix is available as an online form Appendix 2A Application for quotation of +securities + See chapter 19 for defined terms 5 June 2021 Page 7 ME_216857313_1 2.2h.1.b *What was the issue price per +security Answer this question if your response to Q2.1 is “Other” and your response to Q2.2h.1 is “Yes”, and by reference to the issue currency provided in your response to Q2.2h.1.a. Note: you cannot enter a nil amount here. If the securities are being issued for nil cash consideration, answer Q2.2h.1 as “No” and complete Q2.2h.1.c. 2.2h.1.c Please describe the consideration provided for the +securities Answer this question if your response to Q2.1 is “Other” and your response to Q2.2h.1 is “No”. 2.2h.1.d Please provide an estimate (in AUD) of the value of the consideration provided per +security for the +securities to be quoted Answer this question if your response to Q2.1 is “Other” and your response to Q2.2h.1 is “No”. 2.2h.2 *The purpose(s) for which the entity is issuing the +securities is: Answer this question if your response to Q2.1 is “Other”. You may select one or more of the items in the list. ☐ To raise additional working capital ☐ To fund the retirement of debt ☐ To pay for the acquisition of an asset [provide details below] ☐ To pay for services rendered [provide details below] ☐ Other [provide details below] Additional details: 2.2h.3 *Please provide any further information needed to understand the circumstances in which you are applying to have these +securities quoted on ASX, including why the issue of the +securities has not been previously announced to the market in an Appendix 3B You must answer this question if your response to Q2.1 is “Other”. If there is no other information to provide, please answer “Not applicable” or “N/A”. 2.2i *Have these +securities been offered under a +disclosure document or +PDS? Answer this question if your response to Q2.1 is “Other”. Yes or No 2.2i.1 *Date of +disclosure document or +PDS? Answer this question if your response to Q2.1 is “Other” and your response to Q2.2i is “Yes”. Under the Corporations Act, the entity must apply for quotation of the securities within 7 days of the date of the disclosure document or PDS.

This appendix is available as an online form Appendix 2A Application for quotation of +securities + See chapter 19 for defined terms 5 June 2021 Page 8 ME_216857313_1 2.3 *Any on-sale of the +securities to be quoted within 12 months of their date of issue will comply with the secondary sale provisions in sections 707(3) and 1012C(6) of the Corporations Act by virtue of: Answer this question if your response to Q2.1 is “Other” and your response to Q2.2i is “No”. Note: Under Appendix 2A of the Listing Rules, when the entity applies for quotation of securities, it gives a warranty that an offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or 1012C(6) of the Corporations Act. If you are in any doubt as to the application of, or the entity’s capacity to give, this warranty, please see ASIC Regulatory Guide 173 Disclosure for on-sale of securities and other financial products and consult your legal adviser. ☐ The publication of a +disclosure document or +PDS for the +securities to be quoted ☐ The publication of a cleansing notice under section 708A(5), 708AA(2)(f), 1012DA(5) or 1012DAA(2)(f) ☐ The publication of a +disclosure document or +PDS involving the same class of securities as the +securities to be quoted that meets the requirements of section 708A(11) or 1012DA(11) ☐ An applicable ASIC instrument or class order ☐ Not applicable – the entity has arrangements in place with the holder that ensure the securities cannot be on- sold within 12 months in a manner that would breach section 707(3) or 1012C(6) Note: Absent relief from ASIC, a listed entity can only issue a cleansing notice where trading in the relevant securities has not been suspended for more than 5 days during the shorter of: (a) the period during which the class of securities are quoted; and (b) the period of 12 months before the date on which the relevant securities under the offer were issued. 2.4 *The +securities to be quoted are: Tick whichever is applicable ☒ Additional +securities in a class that is already quoted on ASX ("existing class") ☐ New +securities in a class that is not yet quoted on ASX ("new class")

This appendix is available as an online form

Appendix 2A
Application for quotation of +securities

Part 3A – number and type of +securities to be quoted (existing class or new class) where issue has previously been notified to ASX in an Appendix 3B

Answer the questions in this Part if your response to Q2.1 is "Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B".

Question No.	Question	Answer
3A.1	*ASX security code & description	ASX security code: MSB Security description: Ordinary Fully Paid
3A.2	*Number of +securities to be quoted	17,877,551 fully paid ordinary shares as part of the retail portion of the accelerated non-renounceable entitlement offer announced to ASX on 4 December 2023
3A.3	Any other information the entity wishes to provide about the +securities to be quoted	
3A.4	*Provide a distribution schedule for the new +securities according to the categories set out in the left hand column – including the number of recipients and the total percentage of the new +securities held by the recipients in each category.	

Number of +securities held	Number of holders	Total percentage of +securities held
1 – 1,000		
1,001 – 5,000		
5,001 – 10,000		
10,001 – 100,000		
100,001 and over		

Answer this question only if you are an ASX Listing (ASX Foreign Exempt Listings and ASX Debt Listings do not have to answer this question), your response to Q2.4 is "new class" and the securities to be quoted have already been issued.

Note: if the securities to be quoted have not yet been issued, under listing rule 3.10.5, you will need to provide to ASX a list of the 20 largest recipients of the new securities, and the number and percentage of the new securities received by each of those recipients, and a distribution schedule for the securities when they are issued.

+ See chapter 19 for defined terms
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This appendix is available as an online form Appendix 2A Application for quotation of +securities + See chapter 19 for defined terms 5 June 2021 Page 10 ME_216857313_1 Part 3B – number and type of +securities to be quoted (existing class) where issue has not previously been notified to ASX in an Appendix 3B Answer the questions in this Part if your response to Q2.1 is anything other than “Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B” and your response to Q2.4 is “existing class”. If your response to Q2.1 is “Securities issued, transferred or re-classified as a result of options being exercised or other convertible securities being converted”, the questions in this part relate to the securities being issued, transferred or reclassified as a result of the exercise of the options or the conversion of the convertible securities. If your response to Q2.1 is “Unquoted partly paid securities that have been fully paid up and are now to become quoted fully paid securities”, the questions in this part relate to the fully paid securities arising from that payment up. Otherwise, the questions in this part relate to the securities issued by the entity which are to be quoted on ASX and which are described in the response to Q2.1. Question No. Question Answer 3B.1 *ASX security code & description 3B.2 *Number of +securities to be quoted 3B.3a *Will the +securities to be quoted rank equally in all respects from their issue date with the existing issued +securities in that class? Yes or No 3B.3b *Is the actual date from which the +securities will rank equally (non-ranking end date) known? Answer this question if your response to Q3B.3a is “No”. Yes or No 3B.3c *Provide the actual non-ranking end date Answer this question if your response to Q3B.3a is “No” and your response to Q3B.3b is “Yes”. 3B.3d *Provide the estimated non-ranking end period Answer this question if your response to Q3B.3a is “No” and your response to Q3B.3b is “No”. 3B.3e *Please state the extent to which the +securities do not rank equally: • in relation to the next dividend, distribution or interest payment; or • for any other reason Answer this question if your response to Q3B.3a is “No”. For example, the securities may not rank at all, or may rank proportionately based on the percentage of the period in question they have been on issue, for the next dividend, distribution or interest payment; or they may not be entitled to participate in some other event, such as an entitlement issue. 3B.4 Any other information the entity wishes to provide about the +securities to be quoted

This appendix is available as an online form

Appendix 2A
Application for quotation of +securities

Part 3C – number and type of +securities to be quoted (new class) where issue has not previously been notified to ASX in an Appendix 3B

Answer the questions in this Part if your response to Q2.1 is anything other than "Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B" and your response to Q2.4 is "new class". If your response to Q2.1 is "Securities issued, transferred or re-classified as a result of options being exercised or other convertible securities being converted", the questions in this part relate to the securities being issued, transferred or reclassified as a result of the exercise of the options or the conversion of the convertible securities. If your response to Q2.1 is "Unquoted partly paid securities that have been fully paid up and are now to become quoted fully paid securities", the questions in this part relate to the fully paid securities arising from that payment up. Otherwise, the questions in this part relate to the securities issued by the entity which are to be quoted on ASX and which are described in the response to Q2.1.

Question No.	Question	Answer
3C.1	*Security description	
3C.2	*Security type *Select one item from the list that best describes the securities the subject of this form. This will determine more detailed questions to be asked about the security later in this section. Select "ordinary fully or partly paid shares/units" for stapled securities or CDIs. For interest rate securities, please select the appropriate choice from either "Convertible debt securities" or "Non-convertible debt securities". Select "Other" for performance shares/units and performance options/rights or if the selections available in the list do not appropriately describe the security being issued.*	☐ Ordinary fully or partly paid shares/units ☐ Options ☐ +Convertible debt securities ☐ Non-convertible +debt securities ☐ Redeemable preference shares/units ☐ Wholesale debt securities ☐ Other
3C.3	ISIN code *Answer this question if you are an entity incorporated outside Australia and you are seeking quotation of a new class of securities other than CDIs. See also the note at the top of this form.*	
3C.4	*Number of +securities to be quoted	
3C.5a	*Will all the +securities issued in this class rank equally in all respects from the issue date?	Yes or No
3C.5b	*Is the actual date from which the +securities will rank equally (non-ranking end date) known? *Answer this question if your response to Q3C.5a is "No".*	Yes or No
3C.5c	*Provide the actual non-ranking end date *Answer this question if your response to Q3C.5a is "No" and your response to Q3C.5b is "Yes".*	
3C.5d	*Provide the estimated non-ranking end period *Answer this question if your response to Q3C.5a is "No" and your response to Q3C.5b is "No".*	

+ See chapter 19 for defined terms
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This appendix is available as an online form
Appendix 2A
Application for quotation of +securities

<table>
<tr><td>3C.5e</td><td>*Please state the extent to which the +securities do not rank equally:
• in relation to the next dividend, distribution or interest payment; or
• for any other reason
Answer this question if your response to Q3C.5a is "No".
For example, the securities may not rank at all, or may rank proportionately based on the percentage of the period in question they have been on issue, for the next dividend, distribution or interest payment; or they may not be entitled to participate in some other event, such as an entitlement issue.</td><td></td></tr>
<tr><td>3C.6</td><td>Please attach a document or provide a URL link for a document lodged with ASX setting out the material terms of the +securities to be quoted
You may cross-reference a disclosure document, PDS, information memorandum, investor presentation or other announcement with this information provided it has been released to the ASX Market Announcements Platform.</td><td></td></tr>
<tr><td>3C.7</td><td>*Have you received confirmation from ASX that the terms of the +securities are appropriate and equitable under listing rule 6.1?
Answer this question only if you are an ASX Listing. (ASX Foreign Exempt Listings and ASX Debt Listings do not have to answer this question).
If your response is "No" and the securities have any unusual terms, you should approach ASX as soon as possible for confirmation under listing rule 6.1 that the terms are appropriate and equitable.</td><td>Yes or No</td></tr>
<tr><td>3C.8</td><td colspan="2">*Provide a distribution schedule for the new +securities according to the categories set out in the left hand column – including the number of recipients and the total percentage of the new +securities held by the recipients in each category.
<table><tr><td>Number of +securities held</td><td>Number of holders</td><td>Total percentage of +securities held</td></tr><tr><td>1 – 1,000</td><td></td><td></td></tr><tr><td>1,001 – 5,000</td><td></td><td></td></tr><tr><td>5,001 – 10,000</td><td></td><td></td></tr><tr><td>10,001 – 100,000</td><td></td><td></td></tr><tr><td>100,001 and over</td><td></td><td></td></tr></table>Answer this question only if you are an ASX Listing (ASX Foreign Exempt Listings and ASX Debt Listings do not have to answer this question) and the securities to be quoted have already been issued.
Note: if the securities to be quoted have not yet been issued, under listing rule 3.10.5, you will need to provide to ASX a list of the 20 largest recipients of the new +securities, and the number and percentage of the new +securities received by each of those recipients, and a distribution schedule for the securities when they are issued.</td></tr>
<tr><td>3C.9a</td><td colspan="2">Ordinary fully or partly paid shares/units details
Answer the questions in this section if you selected this security type in your response to Question 3C.2.</td></tr>
<tr><td></td><td>*+Security currency
This is the currency in which the face amount of an issue is denominated. It will also typically be the currency in which distributions are declared.</td><td></td></tr>
</table>

+ See chapter 19 for defined terms
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This appendix is available as an online form Appendix 2A Application for quotation of +securities + See chapter 19 for defined terms 5 June 2021 Page 13 ME_216857313_1 *Will there be CDIs issued over the +securities? Yes or No *CDI ratio Answer this question if you answered “Yes” to the previous question. This is the ratio at which CDIs can be transmuted into the underlying security (e.g. 4:1 means 4 CDIs represent 1 underlying security whereas 1:4 means 1 CDI represents 4 underlying securities). X:Y *Is it a partly paid class of +security? Yes or No *Paid up amount: unpaid amount Answer this question if answered “Yes” to the previous question. The paid up amount represents the amount of application money and/or calls which have been paid on any security considered ‘partly paid’ The unpaid amount represents the unpaid or yet to be called amount on any security considered ‘partly paid’. The amounts should be provided per the security currency (e.g. if the security currency is AUD, then the paid up and unpaid amount per security in AUD). X:Y *Is it a stapled +security? This is a security class that comprises a number of ordinary shares and/or ordinary units issued by separate entities that are stapled together for the purposes of trading. Yes or No 3C.9b Option details Answer the questions in this section if you selected this security type in your response to Question 3C.2. *+Security currency This is the currency in which the exercise price is payable. *Exercise price The price at which each option can be exercised and convert into the underlying security. The exercise price should be provided per the security currency (i.e. if the security currency is AUD, the exercise price should be expressed in AUD). *Expiry date The date on which the options expire or terminate. *Details of the number and type of +security (including its ASX security code if the +security is quoted on ASX) that will be issued if an option is exercised For example, if the option can be exercised to receive one fully paid ordinary share with ASX security code ABC, please insert “One fully paid ordinary share (ASX:ABC)”.

This appendix is available as an online form Appendix 2A Application for quotation of +securities + See chapter 19 for defined terms 5 June 2021 Page 14 ME_216857313_1 3C.9c Details of non-convertible +debt securities, +convertible debt securities, or redeemable preference shares/units Answer the questions in this section if you selected one of these security types in your response to Question 3C.2. Refer to Guidance Note 34 and the “Guide to the Naming Conventions and Security Descriptions for ASX Quoted Debt and Hybrid Securities” for further information on certain terms used in this section *Type of +security Select one item from the list ☐ Simple corporate bond ☐ Non-convertible note or bond ☐ Convertible note or bond ☐ Preference share/unit ☐ Capital note ☐ Hybrid security ☐ Other *+Security currency This is the currency in which the face value of the security is denominated. It will also typically be the currency in which interest or distributions are paid. Face value This is the principal amount of each security. The face value should be provided per the security currency (i.e. if security currency is AUD, then the face value per security in AUD). *Interest rate type Select one item from the list Select the appropriate interest or dividend rate type per the terms of the security. Definitions for each type are provided in the Guide to the Naming Conventions and Security Descriptions for ASX Quoted Debt and Hybrid Securities ☐ Fixed rate ☐ Floating rate ☐ Indexed rate ☐ Variable rate ☐ Zero coupon/no interest or dividend ☐ Other Frequency of coupon/interest/dividend payments per year Select one item from the list. ☐ Monthly ☐ Quarterly ☐ Semi-annual ☐ Annual ☐ No coupon/interest payments ☐ Other First interest/dividend payment date A response is not required if you have selected “No coupon/interest payments” in response to the question above on the frequency of coupon/interest payments Interest/dividend rate per annum Answer this question if the interest rate type is fixed. % p.a. *Is the interest/dividend rate per annum estimated at this time? Answer this question if the interest rate type is fixed. Yes or No

This appendix is available as an online form Appendix 2A Application for quotation of +securities + See chapter 19 for defined terms 5 June 2021 Page 15 ME_216857313_1 If the interest/dividend rate per annum is estimated, then what is the date for this information to be announced to the market (if known) Answer this question if the interest rate type is fixed and your response to the previous question is “Yes”. Answer “Unknown” if the date is not known at this time. *Does the interest rate include a reference rate, base rate or market rate (e.g. BBSW or CPI)? Answer this question if the interest rate type is floating or indexed. Yes or No *What is the reference rate, base rate or market rate? Answer this question if the interest rate type is floating or indexed and your response to the previous question is “Yes”. *Does the interest/dividend rate include a margin above the reference rate, base rate or market rate? Answer this question if the interest rate type is floating or indexed. Yes or No *What is the margin above the reference rate, base rate or market rate (expressed as a percent per annum) Answer this question if the interest rate type is floating or indexed and your response to the previous question is “Yes”. % p.a. *S128F of the Income Tax Assessment Act status applicable to the +security Select one item from the list For financial products which are likely to give rise to a payment to which s128F of the Income Tax Assessment Act applies, ASX requests issuers to confirm the s128F status of the security: • “s128F exempt” means interest payments are not taxable to non-residents; • “Not s128F exempt” means interest payments are taxable to non-residents; • “s128F exemption status unknown” means the issuer is unable to advise the status; • “Not applicable” means s128F is not applicable to this security ☐ s128F exempt ☐ Not s128F exempt ☐ s128F exemption status unknown ☐ Not applicable *Is the +security perpetual (i.e. no maturity date)? Yes or No *Maturity date Answer this question if the security is not perpetual

This appendix is available as an online form Appendix 2A Application for quotation of +securities + See chapter 19 for defined terms 5 June 2021 Page 16 ME_216857313_1 *Select other features applicable to the +security Up to 4 features can be selected. Further information is available in the Guide to the Naming Conventions and Security Descriptions for ASX Quoted Debt and Hybrid Securities. ☐ Simple ☐ Subordinated ☐ Secured ☐ Converting ☐ Convertible ☐ Transformable ☐ Exchangeable ☐ Cumulative ☐ Non-Cumulative ☐ Redeemable ☐ Extendable ☐ Reset ☐ Step-Down ☐ Step-Up ☐ Stapled ☐ None of the above *Is there a first trigger date on which a right of conversion, redemption, call or put can be exercised (whichever is first)? Yes or No *If yes, what is the first trigger date Answer this question if your response to the previous question is “Yes”. Details of the number and type of +security (including its ASX security code if the +security is quoted on ASX) that will be issued if the +securities to be quoted are converted, transformed or exchanged (per 1 new +security) Answer this question if the security features include “converting”, “convertible”, “transformable” or “exchangeable”. For example, if the security can be converted into 1,000 fully paid ordinary shares with ASX security code ABC, please insert “1,000 fully paid ordinary shares (ASX:ABC)”. 3C.9d Details of wholesale debt securities Answer the questions in this section if you selected this security type in your response to Question Q3C.2. Refer to Guidance Note 34 and the “Guide to the Naming Conventions and Security Descriptions for ASX Quoted Debt and Hybrid Securities” for further information on certain terms used in this section CFI FISN *+Security currency This is the currency in which the face value of the security is denominated. It will also typically be the currency in which interest or distributions are paid. Total principal amount of class Face value This is the offer / issue price or value at which the security was offered on issue.

This appendix is available as an online form Appendix 2A Application for quotation of +securities + See chapter 19 for defined terms 5 June 2021 Page 17 ME_216857313_1 Number of +securities This should be the total principal amount of class divided by the face value *Interest rate type Select the appropriate interest rate type per the terms of the security. Definitions for each type are provided in the Guide to the Naming Conventions and Security Descriptions for ASX Quoted Debt and Hybrid Securities. ☐ Fixed rate ☐ Floating rate ☐ Fixed to floating ☐ Floating to fixed *Frequency of coupon/interest payments per year Select one item from the list. The number of interest payments to be made per year for a wholesale debt security. ☐ Monthly ☐ Quarterly ☐ Semi-annual ☐ Annual ☐ No payments *First interest payment date A response is not required if you have selected “No payments” in response to the question above on the frequency of coupon/interest payments. *Interest rate per annum A response is not required if you have selected “No payments” in response to the question above on the frequency of coupon/interest payments. The rate represents the total rate for the first payment period which may include a reference or base rate plus a margin rate and other adjustment factors where applicable, stated on a per annum basis. If the rate is only an estimate at this time please enter an indicative rate and provide the actual rate once it has become available. % *Maturity date The date on which the security matures. Class type description *S128F of the Income Tax Assessment Act status applicable to the +security Select one item from the list For financial products which are likely to give rise to a payment to which s128F of the Income Tax Assessment Act applies, ASX requests issuers to confirm the s128F status of the security: • “s128F exempt” means interest payments are not taxable to non-residents; • “Not s128F exempt” means interest payments are taxable to non-residents; • “s128F exemption status unknown” means the issuer is unable to advise the status; “Not applicable” means s128F is not applicable to this security ☐ s128F exempt ☐ Not s128F exempt ☐ s128F exemption status unknown ☐ Not applicable 3C.10 Any other information the entity wishes to provide about the +securities to be quoted

This appendix is available as an online form **Appendix 2A**
Application for quotation of +securities

Part 4 – Issued capital following quotation

Following the quotation of the +securities the subject of this application, the issued capital of the entity will comprise:

Note: the figures provided in the tables in sections 4.1 and 4.2 below are used to calculate the total market capitalisation of the entity published by ASX from time to time. Please make sure you include in the relevant table each class of securities issued by the entity.

If you have quoted CHESS Depository Interests (CDIs) issued over your securities, include them in the table in section 4.1 and include in the table in section 4.2 any securities that do not have CDIs issued over them (and therefore are not quoted on ASX).

Restricted securities should only be included in the table in section 4.1 if you are applying to have them quoted because the escrow period for the securities has expired or is about to expire. Otherwise include them in the table in section 4.2.

4.1 *__Quoted +securities__ (total number of each +class of +securities quoted on ASX following the +quotation of the +securities the subject of this application)

ASX security code and description	Total number of +securities on issue
MSB - Ordinary Fully Paid Shares	1,015,342,237

4.2 *Unquoted +securities (total number of each +class of +securities issued but not quoted on ASX):

ASX security code and description	Total number of +securities on issue
MSBAI - Options Expiring Various Dates Ex Various Prices	54,522,655
MSBAO – Warrants	15,027,327
MSBAP – ADS Warrants	1,769,669
MSBAQ – ADS Warrants 2	455,000

Part 5 – Other Listing Rule requirements

The questions in this Part should only be answered if you are an ASX Listing (ASX Foreign Exempt Listings and ASX Debt Listings do not need to complete this Part) and your response to Q2.1 is:

- *"Securities issued under a dividend/distribution plan";*
- *"Securities issued under an employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer"; or*
- *"Other".*

Note that if your response to Q2.1 is "Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B", it is assumed that you will have provided the information referred to in this Part in the Appendix 3B.

Question No.	Question	Answer
5.1	*Are the +securities being issued under an exception in Listing Rule 7.2 and therefore the issue does not need any security holder approval under Listing Rule 7.1?	Yes or No
5.1a	Enter the number of the applicable exception in Listing Rule 7.2 *Answer this question is your response to Q5.1 is "Yes"* *Note this should be a number between 1 and 17.*	

+ See chapter 19 for defined terms
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This appendix is available as an online form Appendix 2A Application for quotation of +securities + See chapter 19 for defined terms 5 June 2021 Page 19 ME_216857313_1 5.1a.1 *Does the +dividend or distribution plan meet the requirement of listing rule 7.2 exception 4 that it does not impose a limit on participation? Answer this question if your response to Q5.1 is “Yes” and your response to Q5.1a is “4”. Note: Exception 4 only applies where security holders are able to elect to receive all of their dividend or distribution as securities. For example, Exception 4 would not apply in the following circumstances: 1) The entity has specified a dollar limit on the level of participation e.g. security holders can only participate to a maximum value of $x in respect of their entitlement, or 2) The entity has specified a maximum number of securities that can participate in the plan e.g. security holders can only receive securities in lieu of dividend payable for x number of securities. Yes or No 5.2 *Has the entity obtained, or is it obtaining, +security holder approval for the issue under listing rule 7.1? Answer this question if the response to Q5.1 is “No”. Yes or No 5.2a *Date of meeting or proposed meeting to approve the issue under listing rule 7.1 Answer this question if the response to Q5.1 is “No” and the response to Q5.2 is “Yes”. 5.2b *Are any of the +securities being issued without +security holder approval using the entity’s 15% placement capacity under listing rule 7.1? Answer this question if the response to Q5.1 is “No” and the response to Q5.2 is “No”. Yes or No 5.2b.1 *How many +securities are being issued without +security holder approval using the entity’s 15% placement capacity under listing rule 7.1? Answer this question if the response to Q5.1 is “No”, the response to Q5.2 is “No” and the response to Q5.2b is “Yes”. If the response to Q5.2b is “Yes”, please complete and separately send by email to your ASX listings compliance adviser a work sheet in the form of Annexure B to Guidance Note 21 confirming the entity has the available capacity under listing rule 7.1 to issue that number of securities. 5.2c *Are any of the +securities being issued without +security holder approval using the entity’s additional 10% placement capacity under listing rule 7.1A (if applicable)? Answer this question if the response to Q5.1 is “No” and the response to Q5.2 is “No”. Yes or No or n/a

This appendix is available as an online form Appendix 2A Application for quotation of +securities + See chapter 19 for defined terms 5 June 2021 Page 20 ME_216857313_1 5.2c.1 *How many +securities are being issued without +security holder approval using the entity’s additional 10% placement capacity under listing rule 7.1A? Answer this question if the response to Q5.1 is “No”, the response to Q5.2 is “No” and the response to Q5.2c is “Yes”. If the response to Q5.2c is “Yes”, please complete and separately send by email to your ASX listings compliance adviser a work sheet in the form of Annexure C to Guidance Note 21 confirming the entity has the available capacity under listing rule 7.1A to issue that number of securities. Introduced 01/12/19; amended 31/01/20; 05/06/21